AB 3/16

AP 2/9

[redacted]

12011678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2012
Washington, DC
110

SEC FILE NUMBER
8-40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brean Murray, Carret & Co., LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Kirsch (212) 702-6656
(Area Code – Telephone Numbe

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – *if individual, state last, first, middle name*)

Park 80 West, Plaza One	Saddle Brook	New Jersey	07663
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/2/12

OATH OR AFFIRMATION

I, Kenneth J. Kirsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Murray, Carret & Co., LLC., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER BUTEAU
Notary Public - State of New York
NO. 01BU6190734
Qualified in New York County
My Commission Expires 7-28-2012

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Murray, Carret & Co., LLC
Consolidated Financial Statements
With Independent Auditors' Reports
For the Year Ended December 31, 2011

RotenbergMeril

CERTIFIED PUBLIC ACCOUNTANTS

Rotenberg Meril

Brean Murray, Carret & Co., LLC

Consolidated Financial Statements

With

Independent Auditors' Reports

For the Year Ended December 31, 2011

BREAN MURRAY, CARRET & CO., LLC
DECEMBER 31, 2011

TABLE OF CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101
Saddle Brook, NJ 07663
T: (201) 487-8383
F: (201) 490-2080
www.rmsbg.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Brean Murray, Carret & Co., LLC

We have audited the accompanying consolidated statement of financial condition of Brean Murray, Carret & Co., LLC (the "Company"), a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., as of December 31, 2011, and the related consolidated statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 2, the financial statements include investments in securities whose fair values have been estimated by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 17, 2012

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS:	
Cash and cash equivalents	$ 1,065,491
Receivable from brokers and dealers	5,166,367
Securities owned, at fair value	4,400,696
Prepaid expenses and other assets	209,952
Furniture, equipment and improvements, net	209,861
Due from affiliates	195,380
Security deposits	56,086
TOTAL ASSETS	$ 11,303,833

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and other liabilities	$ 6,410,764
Capital lease obligations	10,373
Due to parent	300,000
Subordinated loan - related party	2,500,000
TOTAL LIABILITIES	9,221,137
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	2,082,696
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 11,303,833

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Commissions and other fees	$ 15,270,522
Management fees - related parties	2,278,097
Management fees - other	328,000
Investment banking services and syndicate underwriting fees	4,600,549
Unrealized loss on securities, net	(2,135,155)
Principal transactions loss, net	(79,128)
Interest and other income	115,156
TOTAL REVENUES	20,378,041
EXPENSES:	
Compensation and benefits	14,831,020
Clearance and floor brokerage	356,296
Travel and entertainment	1,124,401
Occupancy and equipment rentals	2,145,362
Depreciation and amortization	121,028
Communications and informational services	2,892,955
Professional services	751,976
Interest expense	77,938
Other	970,663
TOTAL EXPENSES	23,271,639
NET LOSS	$ (2,893,598)

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

SUBORDINATED BORROWINGS AT JANUARY 1, 2011	$	-
Increases:		
Issuance of temporary subordinated loan - related party		3,300,000
Issuance of subordinated loan - related party		2,500,000
Decreases:		
Payment of temporary subordinated loan - related party		(3,300,000)
SUBORDINATED BORROWINGS AT DECEMBER 31, 2011	**$**	**2,500,000**

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

MEMBER'S EQUITY - JANUARY 1, 2011	$ 5,302,895
NET LOSS	(2,893,598)
DISTRIBUTIONS	(326,601)
MEMBER'S EQUITY - DECEMBER 31, 2011	$ 2,082,696

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,893,598)
Adjustments to reconcile net loss to net cash used in operating activities:	
Noncash investment banking revenue	(105,021)
Depreciation and amortization	121,028
Unrealized loss on securities, net	2,135,155
(Increase) decrease in:	
Receivables from brokers and dealers	2,600,560
Prepaid expenses and other assets	(49,353)
Securities owned	381,144
Due from affiliates	9,664
Decrease in:	
Accounts payable and accrued expenses	(4,122,586)
Net Cash Used in Operating Activities	(1,923,007)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture, equipment and improvements	(25,285)
Increase in security deposits	(36,873)
Net Cash Used in Investing Activities	(62,158)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from temporary subordinated loan - related party	3,300,000
Proceeds from subordinated loan - related party	2,500,000
Payment of temporary subordinated loan - related party	(3,300,000)
Distributions paid	(301,601)
Payments of capital lease obligations	(87,594)
Net Cash Provided by Financing Activities	2,110,805
NET INCREASE IN CASH AND CASH EQUIVALENTS	125,640
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	939,851
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,065,491
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ 77,938
SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:	
Accrued distribution to Parent	$ 25,000

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION:

Brean Murray Carret & Co., LLC (the "Company") is a wholly-owned subsidiary of BMUR Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), successor to the National Association of Securities Dealers, Inc. and the New York Stock Exchange. The Company operates as an introducing broker and has an agreement with a clearing broker to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking activities.

The accompanying consolidated financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations and liabilities of the Company shall be solely the debts, obligations or liabilities of the Company, and no member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member. Except as expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Limited Liability Agreement.

The Company has evaluated subsequent events through February 17, 2012, which is the date the financial statements were available to be issued.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Brean Murray Investment Consultancy (Shanghai) Co., Ltd., ("BMICS") a corporation organized in China in 2008 and Xiamen Brean Murray, Carret Investment Consultancy Co., Ltd. (XBMCIC"), a corporation organized in China in 2011, both wholly-owned subsidiaries of the Company, and Allied China Investments, LLC ("ACI"), a Delaware limited liability company organized in 2008, and owned 50% by the Company. BMICS provides investment banking and advisory services, XBMCIC provides consulting services in the Xiamen Special Zone and ACI is a holding company. Management has determined that ACI is a variable interest entity due to management's control of the entity and the Company is considered the primary beneficiary, and accordingly, has consolidated this entity. During 2010, ACI distributed its only investment to its partners and currently has no assets or liabilities. All material intercompany balances and transactions have been eliminated in consolidation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts
The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. At December 31, 2011, no allowance was deemed necessary. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change.

Use of Estimates
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Commissions, as well as expenses related to this revenue, are recorded on a trade-date basis. Other fees are recorded when invoiced and management fees are recorded when earned. Investment banking services and syndicate underwriting revenues are generated by securities offerings in which the Company acts as an underwriter or agent. These revenues are earned on the offering date or at the time the services are completed and the revenue can reasonably be determined. Revenue related to the value of stock and warrants received in connection with investment banking transactions is recognized when earned based upon the fair value at date of grant. Principal transactions, which are recorded on a trade date basis, include realized gains and losses for the sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities owned are recorded on a mark-to-market basis at the date of the financial statements.

Securities Owned
Securities owned are carried at fair value and are recorded on a trade date basis. Common stock warrants received in connection with investment banking transactions are recorded at fair value. See disclosure on Fair Value Measurement below.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•**Level 1** - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

•**Level 2** - Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

•**Level 3** - Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Based on the above criteria, securities owned that are traded on a national stock exchange (or reported on the NASDAQ national market) are generally valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. Securities owned that are offered and sold on the over the counter market (OTCBB) are generally valued at the closing bid price as reported on the OTCBB on the date of valuation. In cases where such over the counter securities have limited trading volume and are considered to be "thinly traded," management may apply a discount to the closing bid price to arrive at management's estimate of fair value. Securities that are received in connection with investment banking transactions are recorded at fair value based on the lesser of the computed value using the Black-Scholes option pricing model or recent bid prices the Company has received to sell such securities. For warrants which underlying securities are either, restricted, illiquid or thinly traded, the Company included an appropriate discount in determining the securities' fair value under the Black-Scholes option pricing model.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, receivables from brokers and dealers and accounts receivable. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Amounts receivable from brokers and dealers consist predominately of cash, commissions receivable, unsettled trades and receivables from syndicate underwritings. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes. The taxable income and expenses of the Company are ultimately reported on the income tax return of the Parent. No provisions for federal and state income taxes are required by the Company as its income and expenses are reported on the corporation income tax return of the Parent.

The Company, while not liable for federal income taxes as an entity, may make distributions to its Parent to fund income tax liabilities incurred by the Parent relating to the Company's taxable income reported on the Parent's tax return filings.

The Partnership has adopted the provisions of FASB ASC 740-10-05, *"Accounting for Uncertainty in Income Taxes"*. The ASC clarifies the accounting for uncertainty in incomes taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes (continued):
On October 20, 2010, the Parent received an updated notice of consolidated business tax liabilities from the New York City Department of Finance for approximately $211,000, plus penalties and interest, relating to its 2006 New York City income tax filing. Subsequently, the Parent filed an amended 2006 New York City income tax return indicating an income tax liability of approximately $151,000 for that tax year. The New York City Department of Finance has not responded to the amended filing as of the date of this report, and the Parent cannot determine the ultimate amount of tax, penalties and interest to be assessed.

As substantially all of this deficiency relates to the taxable income of the Company reported on its Parent's tax return, the Company has accrued distributions to its Parent reflecting its share of the estimated tax assessment. For the years ended December 31, 2011 and 2010, the Company accrued $25,000 and $275,000, to include penalties and interest of approximately $149,000, respectively. At December 31, 2011, accrued distributions owed to the Parent amounted to $300,000.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS:

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance requires separate presentation of purchases, sales, issuances and settlements of Level 3 instruments and was effective January 1, 2011 for the Company. The remaining amended disclosure guidance became effective January 1, 2010 for the Company.

NOTE 4 – SECURITIES OWNED, AT FAIR VALUE:

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC 820. See Note 2 for a discussion of the Company's policies. The following table presents information about the Company's investments measured at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets				
Common stock				
Publicly traded companies	$ 302,035	$ -	$ -	$ 302,035
Privately held companies	-	3,120,000	-	3,120,000
Warrants				
Publicly traded companies	-	474,697	-	474,697
Privately held companies	-	291,421		291,421
Money market	100,043	-	-	100,043
Other	-	112,500	-	112,500
Total	$ 402,078	$ 3,998,618	$ -	$ 4,400,696

The majority of the Company's security positions were earned as the result of investment banking activities.

Level 2 securities were valued as follows:

Common stock – Level 2 common stocks were valued based on comparable companies and discounted where necessary for reasons listed below.

Warrants – Level 2 warrants were valued using the Black-Scholes option pricing model and discounted where necessary. The warrants owned are not publicly traded, but the underlying stock is.

Other - Level 2 other security is valued at cost.

The values assigned to the Level 2 investments and any unrealized gains or losses thereon are based upon available information and do not necessarily represent amounts which might be realized if a ready market existed, and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the valuation when the individual positions are liquidated and the differences could be material.

NOTE 5 – RECEIVABLES FROM BROKERS AND DEALERS:

Amounts receivable from brokers and dealers at December 31, 2011 consist of the following:

Cash	$ 3,020,462
Syndicate and commissions receivable	2,145,905
Total	$ 5,166,367

NOTE 6 – FURNITURE, EQUIPMENT AND IMPROVEMENTS, NET:

Furniture, equipment and improvements, net, are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Furniture and fixtures	7 years	$ 133,844
Computer equipment	3-5 years	634,664
Leasehold improvements	5 years	210,086
Total, at cost		978,594
Less accumulated depreciation and amortization		768,733
Net		$ 209,861

Depreciation expense was $121,028 for the year ended December 31, 2011.

NOTE 7 – ACCOUNTS PAYABLE AND OTHER LIABILITIES:

At December 31, 2011, accounts payable and other liabilities consist of the following:

Accrued compensation expenses	$ 5,051,027
Accounts payable and other accrued expenses	1,359,737
Total	$ 6,410,764

NOTE 8 – RELATED PARTY TRANSACTIONS:

Subordinated Loan – Related Party

The Company entered into a subordinated loan agreement (the "Agreement") with an entity related to its Parent in the amount of $2,500,000. FINRA approved the Agreement on December 28, 2011 ("Effective Date"). Terms of the Agreement include the following:

1. The loan matures on January 15, 2015.
2. The loan bears interest at the rate of 10% per annum.
3. The loan is subordinated to all debt and other liabilities incurred by the Company.
4. The loan payment due on the maturity date may be suspended as defined in the Agreement.
5. With the prior written approval of FINRA, the Company may at its option, make a prepayment of all or any portion of the principal prior to the maturity date at any time subsequent to one year from the Effective Date. The prepayment may be limited as defined in the Agreement.
6. The principal balance and accrued interest mature immediately in the event of any receivership, insolvency, bankruptcy and other events as defined in the Agreement. The obligation to makes payments as a result of these events remains subordinate to other debt and liabilities of the Company.
7. The Company and related entity agreed to have all accrued interest payable on the loan considered as additional subordinated capital for purposes of computing net capital.

In 2011, the Company entered into a temporary subordinated loan agreement with the same related entity in the amount of $3,300,000. FINRA approved this agreement in October 2011 and the loan was repaid during the current year.

Due from Affiliates

The Company provides and receives certain management and administrative services from affiliates and other closely-related parties. To the extent these revenues and costs are specifically identifiable and quantifiable; the Company recognizes these revenues and expenses. For the year ended December 31, 2011, the Company earned $2,278,097 of management fees from an affiliated company owned by the Parent. This revenue is reflected as management fees – related parties in the accompanying consolidated statement of operations. The Company incurs costs directly related to these management fees. At December 31, 2011, $195,380 was due from this affiliated company.

Insurance expenses are allocated to the Company by an affiliate based on percentages of estimated usage. The percentages are updated periodically. For the year ended December 31, 2011, such allocated insurance expenses totaled $87,645.

Commission income includes commissions derived from the trading of securities for customer accounts including those managed by another subsidiary of the Parent, which is a registered investment adviser.

NOTE 9 - 401(K) PLAN:

The employees of the Company may participate in a 401(k) plan, whereby eligible employees may elect to make contributions pursuant to a salary deduction agreement upon meeting age and length-of-service requirements. Employer contributions are discretionary. No employer contributions were made to the plan during the year ended December 31, 2011.

NOTE 10 - DISTRIBUTIONS:

For the year ended December 31, 2011, the Company made a payment of $301,601 on behalf of the Parent, which has been classified as a distribution in the accompanying consolidated statement of member's equity. In addition, as described in Note 2, the Company recorded a distribution payable to the Parent of $25,000.

NOTE 11 - NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $1,540,865 which was $1,076,365 in excess of its required minimum net capital of $464,500. The Company's net capital ratio was 2.478 to 1.

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

Lease Commitments
The Company has non-cancelable operating leases, which expire through April 30, 2017, relating to its offices located in New York, Boston, San Francisco, Los Angeles and Beijing and Shanghai, China. In addition, the Company leases computer and office equipment under various non-cancelable operating leases expiring through 2014. Certain leases provide for additional rent related to increases in real estate taxes and operating expenses.

Future minimum rental payments under these leases in the years subsequent to December 31, 2011 are as follows:

2012	$ 2,827,322
2013	2,085,823
2014	1,867,800
2015	1,828,925
2016	1,865,503
Thereafter	634,281
Total	$ 11,109,654

Rent expense under all operating leases approximated $2,150,000 in 2011.

NOTE 12- COMMITMENTS AND CONTINGENCIES (CONTINUED):

Litigation, Indemnifications and Other Contingencies

In the normal course of business, the Company may be involved in litigation matters. The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make material payment under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

On August 3, 2010, the Parent company received a Notice of Deficiency from the Department of the Treasury, Internal Revenue Service ("IRS") related to the Parent's 2006 consolidated income tax return filing. The management of the Parent strongly disagreed with all of the IRS's assertions. On November 8, 2010, the Parent filed an appeal to the Federal Tax Court. In January 2012, the IRS ordered and decided that there is no deficiency in income due from, nor is there an overpayment due to the Parent for the tax year 2006. The IRS determined no additional tax or penalty was due from the Company for the tax year 2006. Hence, the IRS ultimately agreed with the Parent's position and the matter is closed with no change in the return as filed.

NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2011 were $0.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net Capital:	
Total member's equity	$ 2,082,696
Add subordinated liabilities and allowable credits:	
Subordinated loan	2,500,000
Accrued discretionary bonuses	2,903,359
Total	7,486,055
Deductions and/or charges:	
Non-allowable assets from statement of financial position	
Securitites and/or investments not readily marketable	
Unlisted common stock of privately held companies	3,120,000
Unlisted warrants - not readily marketable	766,118
Life insurance policy	112,500
Receivables from brokers and dealers	1,214,188
Prepaid expenses and other assets	266,038
Furniture, equipment and improvements, net	209,861
Due from affiliate	195,380
Total	5,884,085
Net capital before haircuts on securities positions	1,601,970
Deduct haircut on securities positions:	
Security positions	45,850
Money market	2,001
Undue concentration	13,254
Total	61,105
Net Capital	$ 1,540,865
Aggregate indebtedness:	
Total liabilities from statement of financial position	$ 9,221,137
Less:	
Accrued discretionary bonuses	2,903,359
Subordinated loan	2,500,000
Total	$ 3,817,778
Computation of basic net capital requirement:	
Minimum net capital required computed on the basis of values of common stocks for which the Company is a market maker or $100,000 minimum dollar net capital requirement	$ 464,500
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$ 254,519
Net capital requirement (greater of above)	$ 464,500
Excess net capital over minimum net capital	$ 1,076,365
Excess net capital at 1,000%	$ 1,159,087
Ratio of aggregate indebtness to net capital	2.478

See Independent Auditors' Reports on Pages 1 and 19

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2011

Reconciliation with the Company's computation (included in Part IIA) of Form X- 17a- 5) as of December 31, 2008		
Net capital as reported in the Company's Part IIA (Unaudited) Focus report	$	1,850,621
Increase (decrease) in net capital resulting from:		
Haircuts on securities positions		(4,577)
Discretionary bonuses		46,548
50% of capital lease obligations		(5,187)
Audit adjustments, net:		
Statement of financial condition adjustments and reclassifications:		
Decrease in unlisted options and warrants - not readily marketable		(93,096)
Distributions to parent		(326,601)
Decrease in due from affiliate		26,601
Changes in statement of operations		46,556
Net capital per above	$	1,540,865
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report	$	3,512,597
Decrease in aggregate indebtedness resulting from audit adjustments relating to accounts payable and accrued expenses and statements of financial conditions reclassifications		305,181
Aggregate indebtedness per above	$	3,817,778

See Independent Auditors' Reports on Pages 1 and 19

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101
Saddle Brook, NJ 07663
T: (201) 487-8383
F: (201) 490-2080
www.rmsbg.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Brean Murray, Carret & Co., LLC

In planning and performing our audit of the financial statements of Brean Murray, Carret & Co., LLC (the "Company"), a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 17, 2012